

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E. Erie St., Ste. 525, Unit #2420
Chicago, IL 60611

      Re: Himalaya Technologies, Inc.
          Amendment No. 4 to Offering Statement on Form 1-A
          Filed November 2, 2022
          File No. 024-11980

Dear Vikram Grover:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A filed November 2, 2022

Our Business, page 8

1.   We note your disclosure that on October 28, 2022 you signed a purchase agreement to acquire the assets of a company that provides training software for the agriculture sector. Please provide us with your analysis related to the significance of this acquisition and whether you are required to include audited financial statements and pro forma information. Refer to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.

   You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Energy & Transportation

cc: Milan Saha, Esq.